SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30673; 812-14129]

Equinox Funds Trust and Equinox Institutional Asset Management LP; Notice of Application

August 23, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend sub-advisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Equinox Funds Trust (the "Trust") and Equinox Institutional Asset Management LP (the "Initial Adviser") (collectively, "Applicants").

Filing Dates: The application was filed on March 7, 2013 and amended on August 9, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 18, 2013, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Phillip Liu, Equinox Institutional Asset Management LP, 47 Hulfish Street, Suite 510, Princeton, NJ 08542; Daniel Prezioso, Equinox Fund Management, LLC, 1775 Sherman Street, Suite 2500, Denver, CO 80203.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Dalia Osman Blass, Assistant Director, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company that offers one or more series of shares (each a "Fund"), each with its own investment objectives, policies and restrictions.[1] The Initial Adviser is, and any future Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as the investment adviser to each Fund pursuant to

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[1] Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and: (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser or its successors (each an "Adviser"); (b) uses the multi-manager or manager of managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions set forth in the application (together with any Fund that uses the Manager of Managers Structure, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant. The Equinox EquityHedge U.S. Strategy Fund is the only existing Fund that currently uses one or more Sub-Advisers and is, therefore, a Subadvised Fund. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.

an investment advisory agreement with the Trust (each an "Investment Advisory Agreement" and collectively, the "Investment Advisory Agreements").[2] Each Investment Advisory Agreement was approved or will be approved by the board of trustees of the Trust (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Subadvised Fund, or the Adviser ("Independent Trustees") and by the shareholders of the relevant Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[3]

2.   Pursuant to the terms of the Advisory Agreement, the Adviser serves as the investment adviser and makes the investment decisions for each Fund and continuously reviews, supervises and administers each Fund's investment program, subject to the supervision of, and policies established by, the Board. For its services to a Subadvised Fund, the Adviser receives an investment advisory fee from the Subadvised Fund specified in the Advisory Agreement. The investment advisory fee for a Subadvised Fund is calculated daily and paid monthly at an annual rate based on the average daily net assets of such Subadvised Fund. Pursuant to the terms of the Advisory Agreement, the Adviser also may, subject to the approval of the Board, including a majority of the Independent Trustees, and shareholders of the applicable Subadvised Fund (if required by applicable law), delegate certain responsibilities to one or more subadvisers ("Sub-Advisers"). The Trust and the Adviser have entered into investment sub-advisory agreements ("Sub-Advisory Agreements") with a number of Sub-Advisers to serve as Sub-Advisers to the Fund.[4] Each Sub-Adviser is, and any future Sub-Adviser will be, an investment adviser as

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[2] Each future investment advisory agreement between an Adviser and a Subadvised Fund is also included in the term "Investment Advisory Agreement".

[3] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

[4] The Trust and the Adviser have entered into Sub-Advisory Agreements on behalf of the Equinox EquityHedge U.S. Strategy Fund with the following six (6) Sub-Advisers: (i) Confluence Investment Management; (ii) Equity

defined in Section 2(a)(20) of the 1940 Act. Each Sub-Adviser will be either registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser will have the overall responsibility for the management of the assets of each Subadvised Fund and, with respect to each Subadvised Fund, the Adviser's responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Fund's assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Fund. The Adviser will also monitor and review each Sub-Adviser and its performance and its compliance with that Subadvised Fund's investment policies and restrictions. The Adviser may also directly invest the assets of a Subadvised Fund not otherwise allocated to Sub-Advisers. A Sub-Adviser of a particular Subadvised Fund will receive from the Adviser investment sub-advisory fees (paid by the Adviser out of the advisory fees that the Adviser receives from such Subadvised Fund) calculated daily and paid monthly at the annual rate based on the average daily net assets allocated to such Sub-Adviser, which may be all of the assets or a portion of the assets of such Subadvised Fund ("Sub-Advisory fees"). Accordingly, the Sub-Advisory fees payable to a Sub-Adviser will be calculated in the same manner as the investment advisory fees paid to the Adviser but not necessarily at the same rate or based on the entire amount of a Subadvised Fund's assets since the Adviser may allocate a portion of a Subadvised Fund's assets to one or more Sub-Adviser and negotiate different rates with each Sub-Adviser of a Subadvised Fund. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.

Investment Corporation; (iii) Logan Capital Management, Inc.; (iv) Polen Capital Management, LLC; (v) Turner Investments, L.P.; and (vi) Quantum Capital Management.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust or a Subadvised Fund or the Adviser, other than by reason of serving as a Sub-Adviser to Subadvised Funds ("Affiliated Sub-Adviser").

4.   Applicants also request an order exempting the Subadvised Funds from certain disclosure requirements described below that may require the Applicants to disclose fees paid to each Sub-Adviser by the Adviser or a Subadvised Fund. Applicants seek an order to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Subadvised Funds from acting promptly when the Adviser and Board consider it appropriate to hire Sub-Advisers or amend Sub-Advisory Agreements. Applicants note that the Investment Advisory Agreements and any Sub-Advisory Agreement with an Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   If new Sub-Advisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-

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[5] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested amended and restated order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and

Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that

website for at least 90 days. In the circumstances described in this Application, a proxy

solicitation to approve the appointment of new Sub-Advisers provides no more meaningful

information to shareholders than the proposed Multi-manager Information Statement. Moreover,

as indicated above, the applicable Board would comply with the requirements of Sections 15(a)

and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

8.　　　Applicants assert that the requested disclosure relief would benefit shareholders of

the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid

to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below

a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers'

fees to the public. Applicants submit that the requested relief will also encourage Sub-Advisers

to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be

made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.　　　Before a Subadvised Fund may rely on the order, the operation of the Subadvised

Fund in the manner described in the Application will be approved by a majority of the

Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a

Subadvised Fund whose public shareholders purchased shares on the basis of a prospectus

containing the disclosure contemplated by condition 2 below, by the initial shareholder before

such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust's Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

10.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or a part of the Subadvised Fund's assets; (iii) when appropriate, allocate and reallocate the Subadvised Fund's assets among Sub-Advisers; (iv) monitor and evaluate the investment performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund's investment objective, policies and restrictions.

11.   No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.   For Subadvised Funds that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary